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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                             ---------------------


                                   FORM 11-K


               [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended June 30, 1997

                                       OR

               [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File No. 1-12833


              DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                            TEXAS UTILITIES COMPANY
                            (Full Title of the Plan)


                             ---------------------


                            TEXAS UTILITIES COMPANY
                    (formerly known as TUC Holding Company)

           Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201-3411
                                 (214) 812-4600
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

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                               TABLE OF CONTENTS


FINANCIAL STATEMENTS                                                                             Page
                                                                                                 ----
     The following financial statements are furnished for the Plan:

        Statements of Financial Condition at June 30, 1997 and 1996................................3

        Statements of Income and Changes in Plan Equity for the
           years ended June 30, 1997 and 1996 .....................................................4

        Notes to Financial Statements..............................................................5

        Schedules I, II and III have been omitted
           because the required information is shown in the financial statements, notes or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT.......................................................................7

PLAN ADMINISTRATOR'S SIGNATURE.....................................................................8

EXHIBIT

     The following exhibit is filed herewith:

        Independent Auditors' Consent..............................................................9



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              DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                            TEXAS UTILITIES COMPANY

                       STATEMENTS OF FINANCIAL CONDITION


                                                                            June 30,
                                                                       -------------------
                   ASSETS AND PLAN EQUITY                                1997       1996
                                                                       --------   --------
Investment in Securities of Participating Employers --
   Common stock of Texas Utilities Company,
   At fair value as determined by quoted market prices
    (Historical cost: 1997-- $779,569; 1996-- $ 368,351) (Note 2) ..   $704,652   $456,371

Dividends receivable ...............................................     10,742      5,338

Cash and cash equivalents ..........................................        426          1
                                                                       --------   --------


           Total Assets and Plan Equity ............................   $715,820   $461,710
                                                                       ========   ========





                See accompanying Notes to Financial Statements.

                                       3

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              DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                            TEXAS UTILITIES COMPANY

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY



                                                                     For The Year Ended June 30,
                                                                     ---------------------------
                                                                          1997         1996
                                                                       ---------    ---------
Additions (deductions):
  Net investment income:
      Dividends on common stock of Texas Utilities Company .........   $  41,604    $  24,328
      Interest .....................................................         424          454
                                                                       ---------    ---------

         Net investment income .....................................      42,028       24,782
                                                                       ---------    ---------

  Realized gain on investments (Note 2) ............................        --          1,818
  Unrealized appreciation (depreciation) of investments (Note 2) ...    (162,918)      88,020
                                                                       ---------    ---------

  Contributions and deposits (Note 3):

         Participating directors' compensation deferrals ...........     187,500      181,250
         Company matching ..........................................     187,500      181,250
                                                                       ---------    ---------

              Total contributions and deposits .....................     375,000      362,500
                                                                       ---------    ---------
                 Total additions ...................................     254,110      477,120
                                                                       ---------    ---------
Withdrawals, lapses and forfeitures:

         Distributions to plan sponsor .............................        --            472
         Reversions ................................................        --         14,938
                                                                       ---------    ---------

              Total withdrawals, lapses and reversions .............        --         15,410

         Net additions .............................................     254,110      461,710

Plan Equity, Beginning of Year .....................................     461,710         --
                                                                       ---------    ---------
Plan Equity, End of Year ...........................................   $ 715,820    $ 461,710
                                                                       =========    =========





                See accompanying Notes to Financial Statements.

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              DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                            TEXAS UTILITIES COMPANY

                         NOTES TO FINANCIAL STATEMENTS


1. Plan Description-- The Deferred Compensation Plan for Outside Directors of Texas Utilities Company (Plan) was approved and authorized by the Board of Directors of Texas Utilities Company (Company) on May 19, 1995, effective July 1, 1995. Members of the Board of Directors of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual Board retainer. The Company will make a matching award equal to 100% of such deferred compensation. The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount, the Company match and the dividend equivalent credits will be recomputed as of the termination date. In the event a participant's termination results from reasons other than death or disability all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

        The number of participants at June 30, 1997 was 9.

2. Plan Investments -- The cost, market value and unrealized appreciation (depreciation) of investments at June 30, 1997 and 1996 are as follows:

                                                                                                        Unrealized
                                                                    Number of  Historical     Market   Appreciation
                                                                      Shares     Cost          Value  (Depreciation)
                                                                     ---------  --------     --------   ----------
            Common stock of Texas Utilities Company--June 30, 1997   20,462(1)  $779,569     $704,652   $(162,918)
            Common stock of Texas Utilities Company--June 30, 1996   10,675(2)  $368,351     $456,371    $ 88,020

-------------------

        (1) Represents 0.0091% of the outstanding shares of common stock of Texas Utilities Company (224,649,557 at June 30, 1997).

        (2) Represents 0.0048% of the outstanding shares of common stock of Texas Utilities Company (224,602,557 at June 30, 1996).


        The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsor.

        Net plan investments value at June 30, 1997 and 1996 were $34.4375 and $42.75 per unit, respectively.

3. Plan Contributions -- Contributions by the Company and participants' compensation deferrals for the year ended June 30, 1997 and 1996 were as follows:


                                                            Participating
                                                             Directors'       Contributions     Total
                         Company                       Compensation Deferrals  by Company   Contributions
          ---------------------------------------      ----------------------  ----------   -------------
          Texas Utilities Company
               June 30, 1997 ............................     $187,500          $187,500       $375,000
               June 30, 1996 ............................     $181,250          $181,250       $362,500


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              DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                            TEXAS UTILITIES COMPANY

                         NOTES TO FINANCIAL STATEMENTS


4. Distributions Payable -- During the year ended June 1996, one participant retired from service as an Outside Director. The value of the participant's 1,223.38 and 1,157.56 performance units at June 30, 1997 and 1996, respectively, and of the dividend equivalent credits earned thereon will be determined on June 30, 1998, the end of the maturity period, and distributed to the participant.

5. Federal Income Taxes -- The Plan does not, and is not intended to, meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

        Based on the Code and the regulations thereunder as currently in effect:

        (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

        (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in participant's income.

        (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

6. Plan Administration Fees -- All administrative fees are paid by the Company, the Plan sponsor.

7. Amendment or Termination -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount, matching award, and dividend equivalent credits will be recomputed as of the date of termination.

8. Subsequent Event-- On August 5, 1997, pursuant to the Amended and Restated Agreement and Plan of Merger dated as of April 13, 1996 among the Company, ENSERCH Corporation, a Texas corporation (ENSERCH) and TUC Holding Company, a Texas corporation (TUCHC): (i) subsidiary TUCHC was merged into Texas Utilities Company and ENSERCH (the Merger), (ii) the Company and ENSERCH became wholly-owned subsidiaries of TUCHC, (iii) TUCHC changed its name to Texas Utilities Company, (iv) the Company changed its name to Texas Energy Industries, Inc., (v) all of the Company's common stock held under the Plan was automatically converted into shares of TUCHC on a one-for-one basis and (vi) TUCHC assumed sponsorship of the Plan. Management has not determined whether the Merger will have any additional effects on the Plan.



                                       6

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                          INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
   Deferred Compensation
   Plan for Outside Directors of Texas Utilities Company:

We have audited the statements of financial condition of the Deferred Compensation Plan for Outside Directors of Texas Utilities Company as of June 30, 1997 and 1996 and the related statements of income and changes in plan equity for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1997 and 1996 and the related plan income and changes in plan equity for the fiscal years then ended, in conformity with generally accepted accounting principles.





/s/Deloitte & Touche LLP
------------------------

Dallas, Texas
September 5, 1997


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                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS
                                      OF TEXAS UTILITIES COMPANY



                                      By /s/    Peter B. Tinkham
                                        ---------------------------------------
                                              Plan Administrator
                                        Organization and Compensation Committee

September 19, 1997

                                       8

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                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  23.1        -  Independent Auditors' Consent
